August 4, 2025

VIA E-MAIL

George Silfen, Esq.
Alston & Bird LLP
90 Park Avenue
New York, New York 10016

       Re:     Saba Capital Income & Opportunities Fund
               Initial Registration Statement on Form N-2
               File Nos: 333-288532 and 811-05410

Dear Mr. Silfen:

On July 3, 2025, Saba Capital Income & Opportunities Fund (the    Fund   )
filed a registration
statement on Form N-2 (the    Registration Statement   ) under the Securities
Act of 1933, as
amended (the    1933 Act   ), and the Investment Company Act of 1940, as
amended (the    1940
Act   ).

We have reviewed the filing and have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement. Unless otherwise specified, references to items, instruction numbers and guides in this letter are to items and instructions in Form N-2, and the Guidelines for Form N-2, respectively. References to rules are to the rules under the 1940 Act.

General:
1. Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.
2. Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement in addition to the request for co-investment relief. Where the Fund has not yet received an exemptive order, please ensure throughout that the disclosure is clear that there is no guarantee that the registrant will receive such order.
 George Silfen, Esq.
Saba Capital Income &
 Opportunities Fund
Page 2 of 7

Accounting comments:

Fee Table, p. 5

3. We note that the management fee is calculated on managed assets rather than net assets at the rate shown and, therefore, the rate is understated. Please revise the fee table and expense example accordingly.

4. In footnote 4, you state that the Expense Limitation Agreement expires on July 1, 2025, a day before the current registration statement was filed with the SEC. Please clarify whether the Expense Limitation Agreement has been renewed or revise the fee table accordingly. We also note the reference to 1.05% of Managed Assets plus 0.30% of daily net assets; please confirm this is correct. Should the calculation be against net assets for both?

Financial Highlights, p. 7

5. Please note that Form N-2 requires 10 years of financial highlights. Please update accordingly.

Investment Management Agreement, p.63

6. Please update the expiration date of the current Expense Limitation Agreement if it has been extended.

Incorporation by Reference, p. 79

7.     Please add a hyperlink to each item incorporated by reference.

8.     We note that the Fund   s annual report for October 31, 2024, is now
stale. Please include
       the Fund   s April 20, 2025, semi-annual report.

Financial Statements

9.     We note the Fund   s financial statements for the fiscal year ended
October 31. 2024 are
       stale. Please include April 30, 2025, semi-annual financial statements and the appropriate hyperlinks to filings.

Exhibits

10. We remind you that exhibit (n) consent of auditor is required before the filing may go effective.
 George Silfen, Esq.
Saba Capital Income &
 Opportunities Fund
Page 3 of 7

Legal comments:
Cover Page
11.    We note the references to warrants at the top of the cover page,
underneath    Shares of
       Beneficial Interest    and    Rights to Purchase Shares of Beneficial
Interest.    Please delete
       the reference or revise the prospectus to describe these warrants.
12. We note the fund may use leverage, please also add a cross-reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item
       1.1. of Form N-2 and Guidelines to Form N-2, Guide 6.
Prospectus Summary
       The Fund, p. 1

13. In the second paragraph, we note the use of April 30, 2025, as the date for reporting net assets and other information. Please consider updating to a more recent date.

       Investment Objectives and Policies, p.2

14.    Please clarify those securities that the Fund    will    invest in, not
  may    invest in as
       drafted. See Item 8.2 of Form N-2.

15. Please summarize with more specificity the investments in which the fund will invest.
       Please also clarify the adviser   s investment process, disclosing how
the adviser decides
       which investments to buy and sell.

       Leverage, p. 2

16. The first paragraph states that the Fund currently leverages its assets through direct borrowing under a facility with TD Bank. Supplementally, please discuss whether this agreement will be filed as an exhibit to the registration statement.

17. The fourth sentence of the first paragraph suggests the Fund may issue debt securities or preferred shares. Please supplementally explain whether the Fund plans to issue debt or preferred shares in the next twelve months.

       Distributions, p. 3

18.    Please clarify what is being referred to in the fourth paragraph where
you state    The Fund
       generally intends to distribute any long-term capital gains     but is
not obligated to do
       so.    For example, we note the taxation section on page 70 states that the Fund may retain
       net capital gains of any investment company and may be subject to tax at regular corporate rates on the amount retained.
 George Silfen, Esq.
Saba Capital Income &
 Opportunities Fund
Page 4 of 7

       Special Risk Considerations, p. 4

19.    Please summarize the principal risks of investing in the Fund.

The Fund   s Investments

       Investment Objectives and Policies, p. 11

20. We note that the Fund is currently operating as a closed-end fund Please review the
       discussion of the Fund   s principal strategies and risks and clarify
which investments
       described are currently principal investments/risks of the Fund. It is unclear whether the
       Fund currently invests or intends to invest in all of the enumerated investments principally. To the extent the registration statement seeks to expand
the Fund   s permitted
       principal investments by investing in these investments in the future, please so state.
       Please clearly identify non-principal investments.

21.    Where appropriate, please disclose any risks related to the Fund   s
status as a non-
       diversified investment company.

       Closed-End Funds, p.12

22. In the third paragraph, we note that the Fund may also invest in closed-end funds that are, or the Adviser believes may become, the subject of an activist campaign by a shareholder. Please consider highlighting this is the Summary if this will be part of the
       Fund   s principal strategy.

       Private Credit, p. 13 and Private Equity Funds, p. 21

23. Supplementally, please clarify the extent to which the Fund intends to invest in private funds. We may have additional comments based on your response.

24. If investments in private funds will be a significant part of the Fund s portfolio, please discuss how the Fund anticipates addressing the possibility of information asymmetry between the information regarding the underlying private funds available to retail investors purchasing shares of the Fund on the exchange and the information available to investors that invest directly in the underlying private funds. Will the Fund make information it receives regarding the underlying private funds publicly available?

       Collateralized Loan Obligations, p. 15

25. Please clarify whether the Fund may invest in all tranches including lower rated tranches.

       U.S. Government Debt Securities, p. 17

26. Please consider revising the registration statement to ensure defined terms are used
       consistently throughout. For example, we note    STRIPS    is defined in
this section but
 George Silfen, Esq.
Saba Capital Income &
 Opportunities Fund
Page 5 of 7

       not used again until page S-16 of the SAI, where the abbreviation has a different meaning.

       Other Investment Companies, p. 23

27.    Please clarify what is meant by    exposure to cryptocurrency    in the
last sentence of this
       section. See also see the same statement in the first paragraph of the Private Funds section. Please disclose any applicable risks, as appropriate.

       Other Investments/Techniques, Derivatives, p. 24

28.    We note this section states:    The Fund typically will not gain
investment exposure to the
       commodities market directly but may do so indirectly through investment in one or more
       subsidiaries.    For purposes of the comments below, the term
subsidiary    includes an
       entity that is (i) primary controlled by the Fund and (ii) primarily engages in investment activities in securities or other assets.

         a. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with each subsidiary.

         b. Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the
              subsidiary so that the Fund treats each subsidiary   s debt as
its own for purposes of
              Section 18.

         c. Disclose that any investment adviser to a subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section
15) as if it were an
              investment adviser to the Fund under Section 2(a)(20) of the 1940
Act. Any
              investment advisory agreement between the subsidiary and its investment adviser
              is a material contract that should be included as an exhibit to the registration
              statement. If the same person is the adviser to both the Fund and the subsidiary,
              then, for purposes of complying with Section 15(c), the reviews
of the Fund   s and
              the Subsidiary   s investment advisory agreements may be
combined.

         d. Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary, if any.

         e.   Disclose any of a subsidiary   s principal investment strategies
or principal risks
              that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the Fund and the subsidiary.
 George Silfen, Esq.
Saba Capital Income &
 Opportunities Fund
Page 6 of 7

         f. Confirm in correspondence that: (1) each subsidiary, if a foreign entity, and its board of directors will agree to designate an agent for service of process in the
              United States; (2) a subsidiary and its board of directors will agree to inspection
              by the Staff of the subsidiary   s books and records, which will
be maintained in
              accordance with section 31 of the 1940 Act and the rules thereunder; (3) the financial statements of each subsidiary will be consolidated with those of the
              Fund. If not, please explain why not; (4) for a wholly owned subsidiary, its management fee (including any performance fee), will be included in
                 Management Fees,    and its expenses will be included in
Other Expenses    in the
              fee table.

       Derivatives, p. 28

29. For clarity, please consider combining this section with the earlier section describing derivatives on page 24 and the later discussion of derivatives on pages 35-37.

       Bank Loans Risk, p. 29

30. Please disclose the risks related to longer settlement periods for bank loans and clarify how the Fund will cover short-term liquidity needs which may arise.

       Exchange Traded Fund (ETF) Risk, p. 38

31. Please add additional risk factor disclosure clarifying that the market price of an ETF
       may differ from the ETF   s NAV, particularly during times of market
stress.

       Failures of Futures Commission Merchants and Clearing Organizations Risk, p.39

32.    Please define    CEA   .

       Secondary Investments, p. 56

33. With respect to secondary purchases of private fund interests, please disclose that investments acquired at a discount may result in unrealized gains at the time the Fund next calculates its NAV. In appropriate locations in the Prospectus, explain in plain
       English terms: (a) how Secondary Investments acquired at a discount may result in
       unrealized gains at the Fund   s next NAV calculation; (b) the impact of
these unrealized
       gains on the Fund   s NAV and investment performance: (c) any attendant
risks to the
       mark-up to NAV; and (d) any tax impact to Shareholders

       Sector Risk, p. 57

34. Please clarify if the Fund currently focuses on any particular sector or industry.
 George Silfen, Esq.
Saba Capital Income &
 Opportunities Fund
Page 7 of 7

       Senior Loan Risk, p. 57

35. Please address how the Fund intends to meet short-term liquidity needs which may arise as a result of the lengthy settlement period described in this risk.

Rights Offering, p. 68

Where appropriate, please clarify the risk that a rights offering may substantially dilute the aggregate net asset value of the shares owned by shareholders who do not fully exercise their rights and that these shareholders should expect upon completion of the offering to own smaller proportional interest in the Fund than before the offering.

Statement of Additional Information

       Investment Restrictions, p. S-3 - S-4

36.    Supplementally, please explain how the Fund   s non-diversified status
is consistent with
       fundamental investment restriction #3.

       Incorporation by Reference, p. S-69

37.    Please add a hyperlink to each document incorporated by reference.

                                 *       *      *      *      *
        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Should you have any questions regarding this letter prior to filing the pre-effective amendment, please contact me at (202) 551-6870 or hahnja@sec.gov.

                                                      Sincerely,

                                                      /s/ Jaea Hahn

                                                      Jaea Hahn
                                                      Senior Counsel

cc:    Andrea Ottomanelli Magovern, Assistant Director
       Asen Parachkevov, Branch Chief
       Catalina Jaime, Accounting Branch Chief
       David Manion, Accounting Reviewer